

Best Energy Services, Inc.

Edgewater Research Spring 2008 Small/Micro Cap Conference
Denver, Colorado – Tuesday, April 8, 2008

SAFE HARBOR STATEMENT



Certain statements contained in this presentation, which are not based on historical facts, are forward-looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to substantial uncertainties and risks in part detailed in the respective Company's Securities and Exchange Commission filings, that may cause actual results to materially differ from projections. Although the Company believes that its expectations are reasonable assumptions within the bounds of its knowledge of its businesses, expectations, representations and operations, there can be no assurance that actual results will not differ materially from their expectations. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the Company's ability to execute properly its business model, to raise substantial and immediate additional capital to implement its continuing business model, the ability to attract and retain personnel – including highly qualified executives, management and operational personnel, ability to negotiate favorable current debt and future capital raises, and the inherent risk associated with a diversified business to achieve and maintain positive cash flow and net profitability. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this presentation will, in fact, occur.

OUR MISSION

Best Energy is earning distinction as a widely respected and in-demand drilling and ancillary services provider to oil, gas, minerals and municipal water well industries.

Recent acquisitions launched us with a fleet of existing rigs and complementary service equipment that support oil and gas, mining and water well operations.

As a result, Best Energy Services has a fundamentally compelling – and highly profitable – platform that will enable us to achieve solid organic growth while aggressively pursuing additional acquisition targets.

CORPORATE HIGHLIGHTS



- **Headquartered in Houston, Texas with field offices in Liberal, Kansas; Moab, Utah; and Cleveland, Texas**

- **180+ workforce led by accomplished and industry respected leadership team**

- **Recently raised approximately $37 million**
  - **$25 million term and revolving credit facility – PNC Bank**
  - **$12 million equity offering – led by Andrew Garrett, Inc.**

- **Profitable growth platform in place; excellent margins; strong positive cash flow**

- **Highly embedded organic growth**
  - **redeployment of surplus/idle or under-utilized assets**
  - **rig fleet expansion**
  - **reputational leverage**
  - **proactive marketing/cross marketing of offerings**
  - **introduction of complementary, ancillary offerings**

- **Intelligent growth-through-acquisition strategy; robust pipeline of attractive candidates**

PROVEN, EXPERIENCED LEADERSHIP

Larry Hargrave - CEO & Director - Petroleum Geologist with 30 years experience as an operator, explorer and exploitation specialist. Senior management experience with Damson Oil Company, Lomax Exploration, Global Marine, NGL Industries and Arctic Gas Processors.

Jim Carroll - CFO & Director - 28 years experience in oil and gas industry; former chief financial officer of Quintana Petroleum Corporation; founder of Bright Hawk Resources, Inc., which purchased working and royalty interests in 400+ wells and assembled a 650,000 acre frontier exploration block in Central America; co-founder of Goldbridge Capital, LLC, an investment banking and business advisory firm. Began his career in the management consulting division of Ernst & Young in 1977. Certified Public Accountant and Certified Management Accountant.

Chuck Daniels – COO - Accomplished 30-year veteran of the oil and gas equipment and services industry; nine years with Patterson UTI Energy, Inc., one of the nation's largest contract drilling services companies with approximately 350 marketable land-based drilling rigs in operation; Senior management and operational posts at Knight Oil Tools; McCrimmon Drilling Company; Drilling Tools, Inc.; J3 Drilling Company and Mid-Continent Supply Company.

Tony Bruce - VP of Central Operations & Director - Founded Best Well Services in 1989 – grew from one well to operating 26 rigs within a 100 mile radius of Liberal, Kansas in the Hugoton Embayment, the Texas Panhandle and the Anadarko Basin.

PROVEN, EXPERIENCED LEADERSHIP

Mark Harrington - Director - Former President/COO of Chipco Energy, Inc.; founder and CEO of Harrington & Company where he launched Energy Vulture Fund, HCO Energy and HarCor Energy, Inc.; Founder, Chairman and CEO of HCO Canada, Ltd.; Founder, Chairman and CEO of HCO Energy and HarCor Energy, Inc.; President and COO of Dune Energy, Inc. President and CEO of Quinduno Energy, Inc. Originally an energy analyst at U.S. Trust Company and Carl H. Pforzheimer & Co. Featured in or authored in excess of 20 publications and has made numerous guest appearances on CNBC, Canada AM, Dow Jones News and Bloomberg.

David Gad - Director - Current VP of Marketing at Almod Diamonds Ltd.; former retail manager of numerous diamond store locations in St. Thomas, Aruba and Cozumel.

Joel Gold - Director - Director of Investment Banking at Andrew Garrett, Inc., a NYC-based investment banking firm; Former senior posts at Solid Capital Markets, Interbank Capital Group, LT Lawrence & Co., Furman Selz, Bear Stearns & Co. and Drexel Burnham Lambert.

Jim Byrd, Jr. - Director - Successful attorney and entrepreneur; built businesses in a wide range of industries from start-ups to mature companies - both publicly and privately held. Formed Vanguard Capital, LLC, a privately held equity firm he manages today; founded and served as CEO of Sobik's Subs, Inc.; and founded and took public Fortune Financial Systems, Inc.



BEST GROUP OF COMPANIES

BEST ENERGY SERVICES, INC.

| American Rig Housing | Best Well Service, Inc. | Bob Beeman Drilling Co. |

Best Well Service, Inc.

- Owns and operates 26 service rigs in the largest gas producing area in the U.S. (Texas, Oklahoma and Kansas); founded in 1991 with one rig
- Acquired by BES in February 2008
- **Operating at 100% capacity**
  - Immediate demand
- Founder, Tony Bruce, has over 25 years operating experience
- 2007 revenue exceeded $17.7 million

- **Organic Growth Through:**
- Additions of ancillary services - mud pump rentals, power swivels, BOPs, temporary housing, et al
- Equipment for ancillary services redeployed from surplus at Beeman
- Fleet expansion - $850,000 per rig; **cash-on-cash payout in less than 18 months**



Bob Beeman Drilling Co.

- Operates 12 drilling rigs and core sampling equipment in the Rockies
- Formed and controlled by Beeman Family since 1966; acquired by BES in February 2008
- Serves oil and gas, mining and municipal water well industries
- Holds a significant percentage of all uranium, copper and other mineral core drilling business in Utah, New Mexico, Nevada, Arizona and Colorado
- $8,000,000 in equipment and inventory
- 2007 revenue exceeded $4.6 million

Organic Growth Through:

- Improve utilization rates with existing customer base
- Expand reputational reach in existing markets
- Expand reputational reach into CBM and oil shale coring markets
- BES growth model for Beeman **doubles operating cash flow in year one**, continued growth in subsequent years

American Rig Housing

- Founded in 1982; acquired in 1996 by BES CEO Larry Hargrave; assets purchased by BES in 2008
- 65 rig housing units available for lease
- Highly competitive rates
- 20% local market share in domestic rig housing market
- Manufacture for third parties
- Industry-agnostic; can supply temporary housing for schools, construction sites, disaster recovery sites, etc.
- 2007 revenue exceeded $1.4 million

Organic Growth Through:

- Expand reputational reach in existing markets
- Leverage proactive marketing and cross marketing initiatives to expand customer base
- Introduce complementary high margin product/service offerings

GROWTH-THROUGH-ACQUISITION

Focus on consolidating established privately held drilling and mining service enterprises, whose business models fit BES' high suitability standards.

1) Ten year minimum operating history

2) Profitable for last three years

3) Purchase price at third-party asset appraisal value

4) Purchase price at less than three times normalized cash flow

5) Solid management team in place

6) Profitability will take into consideration that the company has been privately owned

7) Clear of any legal and environmental issues

8) Financial information readily available and auditable

9) Organic growth can be expected from increased equipment utilization or from market expansion

10) Equipment can be utilized in more than one market

SHORT TERM OBJECTIVES – First 90 Days

- ✓ *Completed offering and initial acquisitions*
- ✓ *Expanded Board of Directors and Management Team*
- ✓ *Established corporate governance and IR platform*
- ✓ *Initiated trading on OTCBB (March 18, 2008)*
- **Create Web Presence/Brand Identity**
  - ✓ *Engaged eSiteful*
  - ✓ *Launched interim investor site (www.BEYSinc.com)*
  - **Launch full web site/develop collateral marketing materials**
- **Complete integration of subsidiary companies and operating businesses**
  - **Accounting systems**
  - **Management Information Systems – both personnel and customers**
- **Redeploy assets; increase utilization at Beeman from 20% to 35%**

SHORT TERM OBJECTIVES – 90-180 Days

- Increase utilization rate at Beeman from 35% to 45%

- Expand rig fleet at Best Well Services

- Launch national marketing campaign/branding initiatives

- Expand American Rig Housing's offering platform with addition of complementary, high margin ancillary products/services

- Conduct national institutional road show – New York, Boston, Dallas, Denver, Minneapolis, San Francisco   and Los Angeles

- Submit application to list on American Stock Exchange

SHORT TERM OBJECTIVES >180 Days

- Increase utilization rate at Beeman from 45% to 65%+

- Continue to strategically expand rig fleet at Best Well Services

- Continue to strategically expand American Rig Housing's offering platform with addition of complementary, high margin ancillary products/services

- Implement next wave of acquisitions

- List on American Stock Exchange

- Achieve 25% institutional stock ownership and win analyst sponsorship

FINANCIAL OVERVIEW – FY07 Pro forma Results

Consolidated FY07 Pro Forma Revenues = $23.7 Million


ARH $1.4
Beeman
$4.6
Best Well
$17.7
ARH
Beeman
Best Well

INVESTMENT HIGHLIGHTS

- ✓ **Solid Fundamentals; Profitable Operations**

- ✓ **Compelling Organic Growth Opportunities**

- ✓ **Disciplined Acquisition Strategy and Prudent Execution Model**

- ✓ **Focused Management Team with Deep Industry Experience and Influence**

- ✓ **Significant Equity Stake by Senior Management**

- ✓ **Preparing to Pursue Listing on American Stock Exchange**



WALL STREET SNAPSHOT



- **Ticker - Stock:**   OTCBB: BEYS
- **Sector:**   Energy Equipment and Services
- **Recent Price:** $2.50
- **Shares Outstanding:**   20 Million
- **Approximate Float:**   3.1 Million
- **Market Capitalization:** $50 Million
- **Insider Ownership:**   19%
- **Transitional Fiscal Year End:**   Jan 31 (thru 3rd quarter 08); Dec 31





FOR MORE INFO, CONTACT:
Dodi Handy
Elite Financial Communications Group
407-585-1080 or via email at
BEYS@efcg.net

www.BEYSinc.com